Date: 05/05/2009	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POLYMET MINING CORP. (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual & Special Meeting
Record Date for Notice of Meeting :	20/05/2009
Record Date for Voting (if applicable) :	20/05/2009
Meeting Date :	24/06/2009
Renaissance Vancouver Hotel Port of
Meeting Location (if available) :	Vancouver Room 1133 W Hastings St
Vancouver BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	731916102	CA7319161021

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for POLYMET MINING CORP.